June 16, 2014

Via EDGAR

Marla L. Ransom
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Pazoo, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 14, 2014
File No. 333-195956

Dear Ms. Ransom:

I write in response to your letter dated June 9, 2014 seeking comments and/or information with regard to the above-referenced filing.

As requested in your letter, please find our written responses below.  Additionally, today we have filed a substantive amendment (Amendment No. 1) to the previously filed Form S-1.  For ease of review of the Form S-1/A, we have attached to this letter a copy of the Form S-1/A which highlights the changes to address the comments noted in your letter.

General

1.
Please amend your filing to name Premier Venture Partners, LLC as an underwriter. At a minimum, this disclosure should appear to the prospectus cover page and in the plan of distribution. For additional guidance, please refer to Question 139.13 of the Securities Act Sections Compliance Disclosure Interpretations found on the Commission’s website.

We have included within the disclosures on the prospectus cover page and plan of distribution that Premier Venture Partners, LLC is deemed to be an underwriter.

2.
We note your disclosure throughout the filing that “the actual price of the stock will be determined by prevailing market prices at the time of any “Put Notice” as defined in the Equity Purchase Agreement”. See, e.g., pages 6, 11, and 12. Please amend your filing to disclose the discount to market at which the Selling Shareholder will receive its shares.

We have amended the Form S-1 to indicate the price of the stock sold pursuant to the Equity Purchase Agreement will be 70% of the prevailing market price during the put period set forth in the Equity Purchase Agreement.  That change was made on each of pages 6, 11 and 12.

3.	Please amend your filing to state that the obligations under the Equity Purchase Agreement are not transferable or assignable.

Form S-1 has been amended to indicate that the rights and obligations under the Equity Purchase Agreement are not transferable or assignable.

4.	Please update your financials in your next amendment in accordance with Article 3-12 of Regulation S-X.

In accordance with Article 3-12 of Regulation  S-X, the un-audited financial statements for the period ending March 31, 2014 (as reported on our Form 10Q) have been included in the amended From S-1.

5.	We note you include the consent of MaloneBailey, LLP as Exhibit 23.1 to your registration statement. Please amend your filing to include the auditor’s report to which this consent refers.

The auditor’s report was inadvertently omitted from the Form S-1 as filed. It has been included in Amendment No. 1.

Risk Factors, page 8

6.
We note your disclosure on page 31 of your Form 10-k for the Fiscal Year Ended December 31, 2013 that the design and operation of your disclosure controls and procedures are not effective at the “reasonable assurance” level. Please add a risk factor to this registration statement addressing the risks ineffective disclosure controls and procedures pose to your company and how they make this offering speculative or risky and tell us why you believe such disclosure is unnecessary.

A risk factor disclosure was added to address this issue.

7.	Please add a risk factor discussing the dilutive effect that the securities issuable pursuant to the Equity Purchase Agreement may have or tell us why you believe such disclosure is unnecessary.

A risk factor disclosure was added to address this issue.

8.	Please add a risk factor discussing the likelihood that you will have full access to all of the funds under the Equity Purchase Agreement.

A risk factor disclosure was added to address this issue.

Selling Shareholder, page 11

9.	Please identify the natural person(s) who control Premier Venture Partners, LLC.

We have disclosed the control person for Premier Venture Partners, LLC in the plan of distribution.

Exhibits, page 45

Exhibit 5.1

10.
Please have counsel revise the second paragraph of its opinion to remove the limitation on the scope of the documents counsel has reviewed. Counsel may examine such documents as it deems appropriate to render the opinion but may not limit its opinion to certain documents.

Legal counsel for the Company has addressed this issue in its amended legal opinion.

11.
Please have counsel revise its opinion to remove the limitation on the scope of the documents counsel has reviewed. Counsel may examine such documents as it deems appropriate to render the opinion but may not limit its opinion to certain documents.

Legal counsel for the Company has addressed this issue in its amended legal opinion.

Section 8. Termination, page 15

12.
We note the terms in this section upon which the Agreement will terminate. Specifically, we note that the Agreement will terminate when “the Investor has purchased an aggregate of Three Million Dollars ($3,000,000) in the Common Stock of the Company pursuant to [the] Agreement.” We also note the terms on page 1 of the Equity Purchase Agreement that the Investor “shall invest up to Five Million Dollars ($5,000,000) to purchase the Company’s common stock…” Please reconcile these amounts.

During the initial negotiations with Premier Venture Partners, LLC, the Equity Purchase Agreement was going to be for Three Million Dollars ($3,000,000).  Upon further negotiation, the Equity Purchase Agreement was modified upward to Five Million Dollars ($5,000,000) but the operative documents were changed in one section but not the other.  Attached the Amendment to Form S-1 we have included and Amendment to the Equity Purchase Agreement to reflect the correct amount of   Five Million Dollars ($5,000,000).

We have made an additional change to reflect the resignation of Gregory Jung as the Company’s Chief Financial Officer.  Mr. Jung relocated to Florida a short time ago so that his wife could pursue a favorable career opportunity.  Unfortunately, it was very difficult for Mr. Jung work remotely and Mr. Jung decided to pursue other professional opportunities outside of Pazoo, Inc.  The Board of Directors appointed Mr. Hoehn as the acting Chief Financial Officer and the Company is searching for a permanent replacement at which time Mr. Hoehn will step down.  The Company is filing a Form 8-K to reflect this change in the Company’s management.

We look forward to working with you to resolve any further comments the Commission may have in hopes of obtaining a Notice of Effectiveness of our Form S-1.

Please feel free to e-mail me at David @pazoo.com with any further communications.

Yours sincerely,

/s/ David Cunic

Chief Executive Officer